UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lundin Mining Corporation

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

550 372

(CUSIP Number)

October 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,426,479*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,426,479*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,426,479*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.62%*

12.	Type of Reporting Person (See Instructions) PN

* On October 31, 2006, RCF II acquired 4,127,479 Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer, constituting 4.36% of the Issuer’s outstanding Common Shares.  On November 7-8, 2006, RCF II sold a total of 701,000 Common Shares and currently owns the number of Common Shares and the percentage ownership of the Issuer set forth above.

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,426,479*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,426,479*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,426,479*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.62%*

12.	Type of Reporting Person (See Instructions) PN, HC

* On October 31, 2006, RCF II acquired 4,127,479 Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer, constituting 4.36% of the Issuer’s outstanding Common Shares.  On November 8-9, 2006, RCF II sold 701,000 Common Shares and currently owns the number of Common Shares and the percentage ownership of the Issuer set forth above.

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA II GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,426,479*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,426,479*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,426,479*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.62%*

12.	Type of Reporting Person (See Instructions) OO, HC

* On October 31, 2006, RCF II acquired 4,127,479 Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer, constituting 4.36% of the Issuer’s outstanding Common Shares.  On November 8-9, 2006, RCF II sold 701,000 Common Shares and currently owns the number of Common Shares and the percentage ownership of the Issuer set forth above.

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,161,026*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,161,026*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,026*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.23%*

12.	Type of Reporting Person (See Instructions) PN

* On October 31, 2006, RCF III acquired the above Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer.

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,161,026*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,161,026*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,026*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.23%*

12.	Type of Reporting Person (See Instructions) PN,HC

* On October 31, 2006, RCF III acquired the above Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer.

CUSIP No. 550 372

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,161,026*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,161,026*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,026*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.23%*

12.	Type of Reporting Person (See Instructions) OO,HC

* On October 31, 2006, RCF III acquired the above Common Shares in connection with the merger of EuroZinc Mining Corporation and the Issuer.

CUSIP No. 550 372

Item 1.

This Schedule 13G (this “Schedule”) relates to Lundin Mining Corporation, a Canadian corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Suite 2101, 855 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8

Item 2.
The persons filing this statement (collectively, the “Reporting Persons”) are:
	(a)	Resource Capital Fund II L.P., a Cayman Islands limited partnership (“RCF II”);
	(b)	Resource Capital Associates II LP, a Cayman Islands limited partnership (“Associates II”);
	(c)	RCA II GP Limited, a Cayman Islands corporation(“RCA II”);
	(d)	Resource Capital Fund III L.P., a Cayman Islands limited partnership (“RCF III”);
	(e)	Resource Capital Associates III L.P., a Cayman Islands limited partnership (“Associates III”); and
	(f)	RCA III GP L.L.C., a Delaware limited liability company (“RCA III”).

RCA II is owned by Jarrah LLC, an entity controlled  by James McClements, and by Henderson Tuten and Rodman Drake.  The executive officers of RCA II include Messrs. McClements, Drake and Tuten.  The sole members of RCA III are James McClements, Rodman Drake and Henderson Tuten, and the executive officers of RCA III include Messrs. McClements, Drake and Tuten.

The business address of each of the Reporting Persons is 1400 Sixteenth St., Suite 200, Denver, CO  80202.

This Schedule relates to the common shares, no par value per share (the “Common Shares”) of the Issuer.  The CUSIP number applicable to the Common Shares is 550 372.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 550 372

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership

On October 31, 2006, RCF II and RCF III acquired 4,127,479 Common Shares and 1,161,026 Common Shares, respectively, in connection with the merger of EuroZinc Mining Corporation and the Issuer, constituting 4.36% and 1.23%, respectively, of the Issuer’s outstanding Common Shares.  On November 8-9, 2006, RCF II sold 701,000 Common Shares.  Therefore, as of November 8, 2006 (after the sales), RCF II owns 3,426,479 Common Shares and RCF III owns 1,161,026 Common Shares.  According to information provided by the Issuer, there were 94,599,847 Common Shares issued and outstanding as of November 8, 2006.  Based on the foregoing, RCF II and RCF III may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.62% and 1.23%, respectively, of the issued and outstanding Common Shares of the Issuer.  Because of their relationship to RCF II, Associates II, RCA II, Jarrah LLC and Messrs. McClements, Tuten and Drake may be deemed to have indirect beneficial ownership of the Common Shares owned by RCF II, and because of their relationship to RCF III, Associates III, RCA III and Messrs. McClements, Drake and Tuten may be deemed to have indirect beneficial ownership of the Common Shares owned by RCF III.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

CUSIP No. 550 372

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 550 372

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2006

RCA II GP Limited

By:	/s/ Brian Dolan
	Name:	Brian Dolan
	Title:	Partner

RESOURCE CAPITAL ASSOCIATES II L.P.

By:	RCA II GP Limited, General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

RESOURCE CAPITAL FUND II L.P.

By:	Resource Capital Associates II L.P., General Partner

	By:	RCA II GP Limited, General Partner

		By:	/s/ Brian Dolan
			Name:	Brian Dolan
			Title:	Partner

CUSIP No. 550 372

RCA III GP L.L.C.

By:	/s/ Brian Dolan
	Name:	Brian Dolan
	Title:	Partner

RESOURCE CAPITAL ASSOCIATES III L.P.

By:	RCA III GP L.L.C., General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

RESOURCE CAPITAL FUND III L.P.

By:	Resource Capital Associates III L.P., General Partner

	By:	RCA III GP L.L.C., General Partner

		By:	/s/ Brian Dolan
			Name:	Brian Dolan
			Title:	Partner

CUSIP No. 550 372

EXHIBIT INDEX

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated November 8, 2006, among the Reporting Persons